AB
3/7

[redacted]

13013314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1705 N. Towanda Avenue
(No. and Street)

Bloomington	**Illinois**	**61701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Miles Kilcoin **(309) 821-2669**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DQ 3/9/13

OATH OR AFFIRMATION

I, **Miles Kilcoin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **COUNTRY Capital Management Company**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Angela Colba

Notary Public

OFFICIAL SEAL
Angela Colba
Notary Public - State of Illinois
My Commission Expires 12-02-16

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Relating to Certain Determinations Required Under Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

COUNTRY Capital Management Company
Years Ended December 31, 2012 and 2011
With Reports of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

COUNTRY Capital Management Company

Financial Statements and Supplemental Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying financial statements of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Ernst & Young LLP

February 25, 2013

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2012	December 31 2011
Assets		
Cash and cash equivalents	**$ 2,419,837**	$ 1,874,948
Receivable due from parent and affiliates	**37,481**	28,208
Accounts receivable	**82,262**	48,126
Income taxes recoverable	**112,237**	114,811
Prepaid assets	**74**	100
Total assets	**$ 2,651,891**	$ 2,066,193
Liabilities		
Accounts payable and accrued expenses	**$ 215,709**	$ 212,712
Payable to parent and affiliates	**233,268**	193,932
Income taxes payable	**434**	–
Total liabilities	**449,411**	406,644
Stockholder's equity:		
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**1,702,480**	1,159,549
Total stockholder's equity	**2,202,480**	1,659,549
Total liabilities and stockholder's equity	**$ 2,651,891**	$ 2,066,193

See accompanying notes.

COUNTRY Capital Management Company

Statements of Operations

	Year Ended December 31 2012	2011
Revenues		
Marketing fees:		
Insurance sales	**$ 4,506,416**	$ 4,097,990
Mutual fund sales	**518,997**	445,147
College savings plans	**128,373**	92,883
Service fees from parent	**2,000,000**	2,625,000
Interest income	**3,188**	2,861
Miscellaneous income	**295**	880
Total revenues	**7,157,269**	7,264,761
Expenses		
Commission expense:		
Insurance sales	**3,028,963**	2,697,383
Mutual fund sales	**360,778**	343,098
College savings plans	**70,798**	50,451
General management services – affiliates	**2,764,576**	2,774,338
Professional services	**14,300**	17,563
Dues and assessments	**6,875**	7,328
Other	**15,253**	14,172
Total expenses	**6,261,543**	5,904,333
Income before income taxes	**895,726**	1,360,428
Income taxes:		
Current expense	**352,795**	537,968
Net income	**$ 542,931**	$ 822,460

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholder's Equity

	Common Stock	Retained Earnings	Total
Balance, January 1, 2011	$ 500,000	$ 1,037,089	$ 1,537,089
Net income	–	822,460	822,460
Dividends paid	–	(700,000)	(700,000)
Balance, December 31, 2011	500,000	1,159,549	1,659,549
Net income	–	**542,931**	**542,931**
Balance, December 31, 2012	**$ 500,000**	**$ 1,702,480**	**$ 2,202,480**

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31 2012	2011
Operating activities		
Net income	**$ 542,931**	$ 822,460
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in due from parent and affiliates	**(9,273)**	57,294
Change in accounts receivable	**(34,136)**	31,909
Change in income taxes recoverable	**2,574**	(82,368)
Change in prepaid assets	**26**	26
Change in accounts payable and accrued expenses	**2,997**	4,063
Change in due to parent and affiliates	**39,336**	(12,169)
Change in income taxes payable	**434**	(2,732)
Net cash provided by operating activities	**544,889**	818,483
Financing activities		
Dividends paid	**–**	(700,000)
Net cash used in financing activities	**–**	(700,000)
Increase in cash and cash equivalents	**544,889**	118,483
Cash and cash equivalents at beginning of year	**1,874,948**	1,756,465
Cash and cash equivalents at end of year	**$ 2,419,837**	$ 1,874,948

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 63% and 56% of total revenues in 2012 and 2011, respectively. Marketing fees from mutual funds represented approximately 7% and 6% of total revenues in 2012 and 2011, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 2% and 1% of total revenues in 2012 and 2011, respectively. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $2,000,000 and $2,625,000 in 2012 and 2011, respectively. The service fees generated under this agreement accounted for 28% and 36% of COUNTRY Capital's total revenues in 2012 and 2011, respectively.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue on a trade-date basis as transactions occur.

Subsequent Events

Subsequent events have been evaluated as of February 25, 2013, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 and 2011, COUNTRY Capital had net capital of $1,973,378 and $1,491,912, respectively, and net capital requirements of $29,961 and $27,110, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.23 to 1 and 0.27 to 1 at December 31, 2012 and 2011, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

4. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital paid $2,690,070 and $2,663,807 to CC Services, Inc. in 2012 and 2011, respectively, for these services. COUNTRY Capital paid $74,506 and $110,531 to other affiliates for general management services in 2012 and 2011, respectively.

In 2011, COUNTRY Capital paid common stock dividends of $700,000 to COUNTRY Life.

5. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The 2012 and 2011 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2012 and 2011, are as follows:

	Federal	State	Total
2012			
Current income tax expense	**$ 272,884**	**$ 79,911**	**$ 352,795**
Income tax expense	**$ 272,884**	**$ 79,911**	**$ 352,795**
2011			
Current income tax expense	$ 442,953	$ 95,015	$ 537,968
Income tax expense	$ 442,953	$ 95,015	$ 537,968

COUNTRY Capital had no deferred tax asset or liability or federal or state net operating loss carryforwards for tax purposes at December 31, 2012 or 2011.

COUNTRY Capital made tax payments of $349,854 and $666,205 during 2012 and 2011, respectively, and received refunds of $80 and $43,137 in 2012 and 2011, respectively.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

5. Income Taxes (continued)

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. There were no interest or penalties recognized in the statements of operations for 2012 and 2011.

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2012, the tax years that remain subject to examination begin with 2009.

6. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. At December 31, 2012, there were no commitments or contingencies related to legal actions.

Supplemental Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2012

Aggregate indebtedness		
Accounts payable and accrued expenses, payable to parent and affiliates, and income taxes payable		$ 449,411
Net capital		
Common stock		500,000
Retained earnings		1,702,480
Total stockholder's equity		2,202,480
Less non-allowable assets:		
Disallowed receivables	$ 184,080	
Prepaid assets	74	
Securities haircut	44,948	229,102
Net capital		$ 1,973,378
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 29,961
Net capital in excess of requirements		1,943,417
Net capital as above		$ 1,973,378
Ratio of aggregate indebtedness to net capital		0.23 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2012, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2012

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934 as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2013

Ernst & Young

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of COUNTRY Capital Management Company (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts reported on FOCUS reports for the period ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period ended December 31, 2012.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an audit, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2013

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.